SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated May 12 2009 with the report for the nine-month period ended on March 31, 2009 and March 31, 2008 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated May 12, 2009, the Company filed the report for the nine-month period ended on March 31, 2009 and March 31, 2008 as requested by Section 63 of the Bolsa de Comercio de Buenos Aires rules. The result of such period reflects:

	03-31-09	03-31-08
	In Thousand Ps.	In Thousand Ps.
1- Period Result
Ordinary	4,671	27,626
Extraordinary	—	—
Period Profit	4,671	27.626

2- Net Worth Composition

Outstanding Shares	474,811	500,775
Treasury Shares	26,728	—
Subscribed Capital	501,539	500,775
Comprehensive Capital Adjustment – Outstanding shares	157,360	166,218
Comprehensive Capital Adjustment – Treasury Shares	8,858
Premium on Shares	869,218	867,243
Technical revaluation	—	—
Legal Reserve	16,792	15,645
Reserve for new projects	158,744	158,744
Retained earnings	(55,289)	27,626
Temporary conversion difference	1,270	10,413
Total Net Worth	1,668,492	1,746,664

In accordance with the Article o), Section 63 of the above referenced rules, the Company informed that as of the end of the Financial Statements period the authorized capital of the Company is Ps. 501,538,610. Its share composition is divided in 501,538,610 of non endorsable registered common stock of face value Ps. 1 each, and with right to 1 vote each.

The principal shareholder is Inversiones Financieras del Sur S.A. with 163,550,700 shares, which represent 32.6% of the issued authorized outstanding capital, of which as of March 31, 2009 26,728,315 where treasury shares.

As of March 31, 2009 the amount of 304,048,498 non endorsable common stock of nominal value Ps.1 each and one (1) vote each are not held by the principal shareholders, which represents 60.6% of the issued authorized outstanding capital.

On March 2008, the Company increased its share capital in 180 million shares. Each shareholder received, for each share subscribed, free of charge one warrant to purchase 0,33333333 new shares at a price of US$ 1.68 for every share to be purchased. Accordingly, 180 million warrants entitling its holders to purchase a total of 60 million additional shares at the mentioned price were granted. The warrants will expire on May 22, 2015. The warrants are traded on the Buenos Aires Stock Exchange under the symbol “CREW2” and additionally the Company is applying to list them on the NASDAQ.

If the warrant’s holders exercise all the outstanding warrants, the outstanding shares would increase up to 560,774,768. If Inversiones Financieras S.A. and all the remaining holders of the warrants exercised all their warrants, the holding of Inversiones Financieras del Sur S.A: would increase in 24,665,232 shares, which would represent a stake of 33.6%, and a total amount of 188,215,932 shares.

•

Effective as of October 1, 2008, Cresud presents its results in consolidated form with those of IRSA Inversiones y Representaciones S.A., in which we held an equity interest of 54.01% as of March 31, 2009. IRSA’s revenue and cost lines in the consolidated income statement account only for the activity recorded during the six-month period from October 1, 2008 to March 31, 2009. IRSA’s results originated before that period are reflected in Results from Interests in Related Companies.

•

For the first nine-month period of fiscal 2009, Cresud posted a Ps. 4.7 million net income, in contrast to the Ps. 27.6 million net income for the same period of the previous fiscal year. This is mainly due to the financial effects of the global crisis and the impact of the adverse weather conditions affecting some productive areas.

•

Operating income of Ps. 108.9 million is composed of Ps. 137.2 million income derived from IRSA’s consolidated segments and Ps. 28.3 million loss from Cresud’s agribusiness segments, compared to Ps. 33.8 million income in Cresud’s operating activities in the first nine months of fiscal year 2008. The reasons for this are the drop in agribusiness yields caused by adverse weather conditions, the drop in the price of commodities (which have lately started to show signs of recovery) and the absence of results from land sales (as compared to Ps. 20.7 million posted in the same period of the previous fiscal year).

•

Production: We have increased the number of hectares allocated to agriculture by 87%, to over 111,000 hectares. As of March 31, 2009, we had harvested 100% of the wheat and sunflower, 20% of the corn, and 4% of the soybean crops.

•

BrasilAgro subsidiary: Cresud increased its stake in Brasilagro to an 18.11% interest. BrasilAgro reported R$ 10.8 million in revenues from sales of crops and a net result 2.5 times higher than the one reported for the first 9 months of the previous fiscal year.

•	Farms in Bolivia and Paraguay: Subsequent to the end of the quarter, 80% of the corn and 95% of the soybean crops have been already harvested over approximately 10,500 hectares in Bolivia.

•	Cresud’s share repurchase plan: As of the date of this earnings release, the Company’s investment in own shares is 5.5% of its capital.

•

Regarding the operations of our subsidiary IRSA, there has been a reduction in the operating losses of the consumer finance segment when compared to those reported in the two first quarters of this fiscal year. The remaining segments continue to show good cash generation. IRSA has completed the construction of a new office building, which has agreed to lease to a top-notch tenant. Finally, IRSA is hours away from opening, through a subsidiary, the largest Shopping Center in the City of Buenos Aires.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 13, 2009.